UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley
c/o J.H. Whitney & Co.
130 Main Street
New Canaan, Connecticut 06840
(203) 716-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.
Neil P. Stronski, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

March 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D originally filed on February 2, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2007, Amendment No. 2 to the Schedule 13D filed on March 20, 2007, Amendment No. 3 to the Schedule 13D filed on March 21, 2007, Amendment No. 4 to the Schedule 13D filed on March 26, 2007 and Amendment No. 5 to the Schedule 13D filed on March 27, 2007 (the "Schedule 13D"), is hereby amended by adding the first and second paragraphs below as new paragraphs after the sixth paragraph thereof and by amending and restating the seventh paragraph thereof in its entirety with the third paragraph below, as follows:

On March 29, 2007, the Issuer issued a press release announcing that the Special Committee of the Board of Directors of the Issuer (the "Special Committee") had rejected the Buyer's proposal set forth in the Proposal Letter to acquire the outstanding Common Shares of the Issuer for $38.00 per share in cash.

In response to the Special Committee's rejection of Buyer's proposal, on March 30, 2007, Buyer delivered a letter (the "Response Letter") to the Special Committee. In the Response Letter, Buyer stated that it was surprised and disappointed that the Special Committee chose not to discuss the Proposal Letter with Buyer or include the Issuer's distributors in its strategic review process. Buyer also informed the Special Committee that it was withdrawing the proposal made in the Proposal Letter as a result of the Special Committee's rejection of Buyer's proposal and its unwillingness to discuss the proposal with Buyer or include the Issuer's distributors in the Special Committee's process, as Buyer did not believe that it would be fruitful to continue with the proposal. As part of the Response Letter, Buyer noted that it would continue to monitor developments at the Issuer and reserved the right to reconsider a possible transaction with the Issuer. In addition, Buyer advised the Special Committee that it may engage in sales or purchases of Common Shares of the Issuer, on the open market or otherwise, subject to applicable restrictions under U.S. securities laws.

The information set forth in response to this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter and the Response Letter, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibit.

Exhibit AA -	Response Letter from Whitney V, L.P. to the Special Committee of the Board of Directors of the Issuer, dated March 30, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 30, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

PRAIRIE FIRE CAPITAL, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager

/s/ Peter M. Castleman
PETER M. CASTLEMAN

/s/ Daniel J. O'Brien
DANIEL J. O'BRIEN

/s/ Michael R. Stone
MICHAEL R. STONE

THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President

Exhibit AA

Whitney V, L.P.
130 Main Street
New Canaan, Connecticut 06840

March 30, 2007

Mr. Leroy T. Barnes, Jr., Chairman
Mr. Peter Maslen
Ms. Colombe M. Nicholas
Ms. Valerio Rico
Herbalife, Ltd.
c/o Herbalife International, Ltd.
1800 Century Park East
Los Angeles, CA 90067

Dear Special Committee of the Board of Directors:

Whitney V, L.P. and its affiliates are disappointed to learn that the Special Committee (the "Committee") has rejected our proposal to acquire all of the outstanding shares of Herbalife, Ltd. (“the Company”) for a cash purchase price of $38.00 per share. We are surprised and disappointed that the Committee chose not to discuss the proposal with us or include the Company's distributors in its strategic review process.

As the Company’s largest shareholder, we are committed to maximizing value for all shareholders. In light of the critical role the Company's distributors have had in the Company's success, we believe that to maximize shareholder value the Committee should include distributors in any strategic review process conducted by the Committee.

As a result of your rejection of our proposal and your unwillingness to discuss our proposal or include distributors in your process, we do not believe it would be fruitful to continue with our proposal. As such, we hereby withdraw the proposal contained in our letter of February 2, 2007. We also advise you that, depending on developments concerning the Company and market conditions, we may engage in sales or purchases of shares of the Company, on the open market or otherwise, from time to time, in order to decrease or increase our stake in the Company, subject to any applicable restrictions under U.S. securities laws, including, without limitation, Rule 144 promulgated under the Securities Act of 1933, as amended.

We will continue to monitor developments at the Company and reserve the right to reconsider a possible transaction involving the Company. In addition, we advise you that we may communicate with members of management, distributors, the Board of Directors, the Committee, shareholders and others concerning the foregoing or other matters.

Very Truly Yours,

WHITNEY V, L.P.
By:	Whitney Equity Partners V, LLC
its General Partner

By:	/s/	Kevin J. Curley
Kevin J. Curley
Attorney-in-Fact